Decision Diagnostics Corp.

2660 Townsgate Road #300

Westlake Village, CA  91361

September 10, 2013

Mr. Blaise A. Rhodes

Division of Corporation Finance

United States Securities and Exchange Commission

100  F. Street, N.E.

Washington, D.C. 20549

RE:

Decision Diagnostics Corp.

Item 4.01 Form 8-K

Filed April 16, 2013

File No.  000-33187

Dear Mr. Rhodes:

This correspondence is in response to your letter dated April 18, 2013 in reference to the aforementioned filings of Decision Diagnostics Corp. your File No. 000-33187.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form 8-K.

Item 4.01 8-K

1.

Your disclosure should state whether during your two most recent fiscal years (or since the engagement of Weaver & Martin LLC) and any subsequent interim period through the date of resignation there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv).

Answer:  We acknowledge the Commission’s request and will file an amendment to our Form 8-K to include the required statement regarding disagreements with Weaver & Martin, LLC over the requisite period.

2.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Answer:  We acknowledge the Commission’s request and will include an updated Exhibit 16 letter from Weaver & Martin, LLC with our amended Form 8-K.

Decision Diagnostics Corp.

2660 Townsgate Road #300

Westlake Village, CA  91361

In connection with our responses to your comments above, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Keith Berman

Keith Berman

Principal Executive Officer and CFO